

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

October 30, 2009

Mr. Jeffrey P. Wood
Senior Vice President and Chief Financial Officer
Eagle Rock Energy Partners, L.P.
16701 Greenspoint Park Drive
Houston, Texas 77060

> **Re:** **Eagle Rock Energy Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2009**
> **and June 30, 2009**
> **Filed March 8, 2009 and August 10, 2009**
> **File No. 1-33016**

Dear Mr. Wood:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Business, page 1

1.   For ease of comprehension, please include an organizational chart that illustrates the relationship among you, your general partner, your general partner's general partner, your operating subsidiaries and Natural Gas Partners.

Sale of Unregistered Securities, page 77

2.   Please revise to include the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed for each sale of unregistered securities and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Quarterly Financial Data, page 84

3.   Please revise your disclosure in future filings to describe the effects of any unusual or infrequently occurring items recognized in each full quarter, as required by Regulation S-K Item 302(a)(3), such as your reported impairment charges.

Cash Flows Year Ended 2008 Compared to Year Ended 2007, page 121

4.   Please revise your disclosure in future filings to expand your discussion of cash flows to address the underlying sources of those cash flows that have materially varied, as depicted in your statement of cash flows. Refer to Financial Reporting Codification 501.13.b.

Disclosure Controls and Procedures, page 133

5.   You state that disclosure controls and procedures can provide only reasonable assurance of achieving the desired control objective. If future filings please set forth your conclusions, if true, that disclosure controls and procedures are, in fact, effective at the reasonable assurance level. Please refer to www.sec.gov/rules/final/33-8238.htm Section II.F.4.

Long-Term Incentives, page 142

6.   We note that the payout hurdles related to your long-term incentive units are "considered confidential performance targets of Holdings and because of the proprietary and competitive nature of the Holdings structure to NGP, we have been asked by NGP not to disclose these performance targets…." Please verify

and provide information regarding any pending request for confidential treatment with regard to the payout hurdles. To the extent you are relying on your belief that disclosing the payout hurdles would result in competitive harm such that the payout hurdles could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. If disclosure of quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.

Compensation Tables, page 151

7.   Please provide a title to each table which clearly identifies the table.

Disclosure Controls and Procedures, page 133

8.   We note your statements that "In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. In addition, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met. Because of the inherent limitations of any internal control system, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected." Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at a reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Remediation of 2007 Material Weaknesses, page 134

9.   We note your disclosure of your remediation efforts of material weaknesses during the fiscal year 2008 and that remediation efforts continued as of December 31, 2008 with regard to your internal control environment and midstream cost of natural gas and natural gas liquids material weaknesses. Please revise to provide further disclosure to explain how management has determined that disclosure

controls and procedures and internal control over financial reporting are now effective given the continued remediation of material weaknesses.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Impairment of Long-Lived Assets, page F-10

10.   We note you have recorded impairment of your Midstream business due to a substantial decline in commodity prices. Further clarify how the decrease in commodity prices impacted the recoverability of your processing plants, pipelines and contracts. In this respect, explain how the decrease in commodity prices affected the estimated the future cash flows associated with these assets.

Certifications, exhibit 31.1 and 31.2

11.   Please ensure that your certifications match the exact form set forth in Item 601(b)(31) of Regulation S-K. For example, we note that the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" was omitted from paragraph 4(d).

Form 10-K for the Fiscal Year Ended December 31, 2008 and Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Controls and Procedures

12.   We note your disclosure that "[e]xcept as set forth above, there have been no changes in our internal control over financial reporting that occurred during the [applicable period] that have materially affected or are reasonably likely to materially affect our internal control over financial reporting." Revise to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Mr. Jeffrey P. Wood
Eagle Rock Energy Partners, L.P.
October 30, 2009
Page 5

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Gary Newberry at (202) 551-3761, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Doug Brown at (202) 551-3265, or Mike Karney at (501) 851-1923, or me at (202) 551-3740 with any other questions.

   Sincerely,

   H. Roger Schwall
   Assistant Director